[LETTERHEAD OF SANDY SPRING BANCORP, INC.]

September 6, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Sandy Spring Bancorp, Inc.
Registration Statement on Form S-4
Request for Acceleration of Effectiveness
File No. 333-219353

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C, and in connection with the above-referenced Registration Statement on Form S-4, Sandy Spring Bancorp, Inc. (the “Company”) hereby requests that said Registration Statement on Form S-4 be declared effective on Friday, September 8, 2017 at 3:00 p.m., Eastern time, or as soon thereafter as practicable.

If you have any questions regarding this request, please telephone Aaron M. Kaslow of Kilpatrick Townsend & Stockton LLP at 202.508.5825.

Very truly yours,

SANDY SPRING BANCORP, INC.

/s/ Ronald E. Kuykendall

Ronald E. Kuykendall, Esq.

Executive Vice President, General Counsel and

Corporate Secretary

cc:	David Gessert, U.S. Securities and Exchange Commission